UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Tropicana Las Vegas Hotel and Casino, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

September 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

[]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section under the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions)

CO, HC

Person 2
1.	(a) Names of Reporting Persons. Wells Fargo Principal Investments, LLC
(b) Tax ID 45-4297244

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions)

OO

Person 3
1.	(a) Names of Reporting Persons. Wells Capital Management Inc.
(b) Tax ID 95-3692822

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions)

CO, IA

Person 4
1.	(a) Names of Reporting Persons. Wells Fargo Bank, National Association
(b) Tax ID 94-1347393

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions)

BK

Item 1.
(a)	Name of Issuer
Tropicana Las Vegas Hotel and Casino, Inc. (the "Company")
(b)	Address of Issuer's Principal Executive Offices
3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109
Item 2.
(a)	Name of Person Filing
This Schedule 13G is being filed on behalf of Wells Fargo & Co. ("Wells Fargo"), Wells Fargo Principal Investments, LLC ("Wells Fargo Principal Investments"), Wells Capital Management Inc. ("Wells Capital"), and Wells Fargo Bank, National Association ("Wells Fargo Bank" and collectively with Wells Fargo, Wells Fargo Principal Investments, and Wells Capital, the "Reporting Persons")
(b)	Address of Principal Business Office or, if none, Residence
(i) Wells Fargo: 420 Montgomery Street, San Francisco, CA 94104
(ii) Wells Fargo Principal Investments: 2450 Colorado Ave, Suite 3000 West, Santa Monica, CA 90404
(iii) Wells Capital: 420 Montgomery Street, San Francisco, CA 94104
(iv) Wells Fargo Bank: 101 North Phillips Avenue, Sioux Falls, SD 57104
(c)	Citizenship (i) Wells Fargo: Delaware (ii) Wells Fargo Principal Investments: Delaware (iii) Wells Capital: California (iv) Wells Fargo Bank: United States
(d)	Title of Class of Securities Class A Common Stock ("Class A Common")
(e)	CUSIP Number 897085106
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership.

As a result of Penn National Gaming Inc.'s acquisition of Tropicana Las Vegas Hotel and Casino, Inc., the Reporting Persons now have 0% beneficial ownership and do not have any voting or dispositive rights to any of Tropicana Las Vegas Hotel and Casino, Inc.'s securities.

Signature

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Wells Fargo Principal Investments, Wells Capital, and Wells Fargo Bank are each a wholly-owned subsidiary of Wells Fargo. Wells Fargo Principal Investments, Wells Capital, and Wells Fargo Bank acquired beneficial ownership over the securities being reported on by Wells Fargo. Other than as set forth herein, no other person has any voting or dispositive rights with respect to the shares of Class A Common reported herein.

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 13, 2015
Date
/s/ Michael J. Choquette
Signature
Michael J. Choquette, Authorized Signer
Name/Title
Exhibit A
EXPLANATORY NOTE This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed in Exhibit B.
Exhibit B
The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Fargo Principal Investments, LLC (1)
Wells Capital Management Inc.(2)
Wells Fargo Bank, National Association (3)
(1) Other.
(2) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(3) Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)